Condensed Consolidated Interim Financial Statements
June 30, 2013
(unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

		Three months ended		Six months ended
			June 30,		June 30,
		2013	2012	2013	2012

(Cdn$ in thousands, except per share amounts)	Note		(Restated		(Restated
			note 20)		note 20)

Revenues	3	68,191	74,377	128,341	129,730
Cost of sales	4	(63,599)	(54,619)	(110,535)	(89,645)
Gross profit		4,592	19,758	17,806	40,085

General and administrative		(4,374)	(4,024)	(9,351)	(9,408)
Exploration and evaluation		(2,374)	(4,862)	(5,011)	(9,181)
Other operating income (expenses)	5	2,038	820	1,661	(16,171)
Write-down of marketable securities	6	(4,363)	-	(13,750)	-
Income (loss) before financing costs and income taxes		(4,481)	11,692	(8,645)	5,325

Finance expenses	7	(5,761)	(3,891)	(8,054)	(8,264)
Finance income	8	2,052	4,349	3,794	6,768
Foreign exchange loss		(6,451)	(1,484)	(10,751)	(34)
Income (loss) before income taxes		(14,641)	10,666	(23,656)	3,795

Income tax recovery (expense)	9	(80)	(4,905)	(1,547)	(4,287)
Net income (loss) for the period		(14,721)	5,761	(25,203)	(492)

Other comprehensive income (loss) :
Unrealized income (loss) on available-for-sale financial assets		(570)	1,627	(3,100)	492
Permanent impairment included in the net loss	6	-	-	8,213	-
Realized gains on available-for-sale financial assets		(11)	(562)	(41)	(767)
Total other comprehensive income (loss) for the period		(581)	1,065	5,072	(275)

Total comprehensive income (loss) for the period		(15,302)	6,826	(20,131)	(767)

Earnings (Loss) per share
Basic		(0.08)	0.03	(0.13)	0.00
Diluted		(0.08)	0.03	(0.13)	0.00

Weighted average shares outstanding (thousands)
Basic		192,197	194,969	191,632	194,432
Diluted		192,197	198,489	191,632	194,432

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)

		Three months ended		Six months ended
			June 30,		June 30,
		2013	2012	2013	2012

(Cdn$ in thousands)	Note		(Restated		(Restated
			note 20)		note 20)

Operating activities
Net income (loss) for the period		(14,721)	5,761	(25,203)	(492)
Adjustments for:
Depreciation		8,461	5,099	14,979	9,009
Income tax expense (recovery)	9	80	4,905	1,547	4,287
Income tax paid		(400)	(450)	(550)	(1,405)
Income tax received		590	5,402	590	5,402
Share-based compensation		213	778	1,568	2,980
Unrealized loss (gain) on copper derivatives	5	(4,830)	(1,470)	(6,815)	14,014
Finance expenses		5,761	9,667	8,054	11,185
Finance income		(1,641)	(1,889)	(2,777)	(4,069)
Unrealized foreign exchange loss (gain)		6,437	1,524	10,577	(65)
Write-down of marketable securities	6	4,363	-	13,750	-
Other operating activities	17	2,728	932	2,005	2,808
Net change in non-cash working capital	17	20,691	(38,501)	(838)	(3,205)
Cash provided by (used for) operating activities		27,732	(8,242)	16,887	40,449

Investing activities
Purchase of property, plant and equipment		(21,726)	(40,279)	(72,117)	(77,974)
Investment in financial assets		(1,662)	(17,372)	(1,677)	(17,372)
Interest received		780	303	942	853
Proceeds from sale of financial assets		20,050	11,238	20,050	53,474
Proceeds from sale of property, plant and equipment		-	-	-	128
Other investing activities	17	(196)	(545)	(412)	(825)
Cash provided by (used for) investing activities		(2,754)	(46,655)	(53,214)	(41,716)

Financing activities
Repayment of debt		(5,520)	(3,452)	(10,593)	(6,826)
Interest paid		(8,766)	(8,356)	(9,582)	(8,870)
Repurchase of common shares	15	-	(8,487)	-	(16,025)
Common shares issued for cash		1,620	349	1,949	856
Proceeds from debt issuance	14	10,733	-	11,330	-
Cash provided by (used for) financing activities		(1,933)	(19,946)	(6,896)	(30,865)

Effect of exchange rate changes on cash and equivalents		1,306	2,482	1,724	286
Increase (decrease) in cash and equivalents		24,351	(72,361)	(41,499)	(31,846)
Cash and equivalents, beginning of period		69,145	318,307	134,995	277,792
Cash and equivalents, end of period		93,496	245,946	93,496	245,946

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(unaudited)

		June 30,	December 31,
		2013	2012
(Cdn$ in thousands)	Note		(Restated note 20)

ASSETS
Current assets
Cash and equivalents		93,496	134,995
Accounts receivable		23,739	28,966
Other financial assets	10	14,359	29,865
Inventories	11	39,209	27,450
Current tax receivable		9,664	2,309
Prepaids		6,959	5,123
		187,426	228,708

Other financial assets	10	84,010	102,737
Property, plant and equipment	12	680,231	642,104
Intangible assets		5,438	5,438
Prepaids		8,538	4,500
Other receivable		13,895	12,961
		979,538	996,448

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		34,340	42,938
Current portion of long-term debt	14	23,886	18,067
Interest payable		3,396	3,213
Other financial liabilities	13	7,263	10,995
		68,885	75,213

Long-term debt	14	262,238	234,793
Other financial liabilities	13	28,627	35,162
Provision for environmental rehabilitation		82,231	106,517
Deferred tax liabilities		84,621	74,955
		526,602	526,640

EQUITY
Share capital	15	371,050	368,128
Contributed surplus		37,824	37,487
Accumulated other comprehensive loss ("AOCI")		(293)	(5,365)
Retained earnings		44,355	69,558
		452,936	469,808
		979,538	996,448

Commitments and contingencies	16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)

		Share	Contributed		Retained
(Cdn$ in thousands)	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2012		378,393	33,040	(1,398)	86,782	496,817
Exercise of options		1,361	(505)	-	-	856
Share-based compensation		-	2,980	-	-	2,980
Repurchase of common shares		(9,336)	-	-	(6,689)	(16,025)
Total comprehensive income (loss) for the period	20	-	-	(275)	(492)	(767)
Balance at June 30, 2012 (Restated)	20	370,418	35,515	(1,673)	79,601	483,861

Balance at January 1, 2013 (Restated)		368,128	37,487	(5,365)	69,558	469,808
Exercise of options		2,922	(973)	-	-	1,949
Share-based compensation		-	1,310	-	-	1,310
Total comprehensive income (loss) for the period		-	-	5,072	(25,203)	(20,131)
Balance at June 30, 2013		371,050	37,824	(293)	44,355	452,936

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.        REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the period ended June 30, 2013 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.        SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements except as disclosed in note 2(b). These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed interim consolidated financial statements were authorized for issue by the Board on August 6, 2013.

(b) Changes in accounting policies and disclosures

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation of joint ventures is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement should be classified as a joint operation. The Company arrived at this conclusion through assessing the Joint Venture and Operating agreements in place.

Due to the terms of the Gibraltar Joint Venture formation and Operating agreements, the Company includes in its financial information 75% of all assets, liabilities, revenue and expenses, including associated financial information, of the joint venture. There was no material impact on the Company’s financial statements from the adoption of IFRS 11.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs during the production phase. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are capitalized within Mineral Properties and depreciated over the life of the respective component based on units of production.

Based on the Company’s analysis, the identified components of the ore body are to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with the mine and how the Company plans its mining activities. Under IFRIC 20, the Company recognizes stripping assets when the following three criteria are met:

  it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
  the entity can identify the component of the ore body for which access has been improved; and
  the costs relating to the stripping activity associated with that component can be measured reliably.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 20. The 2012 comparative information contained in these financial statements has been restated for the adoption of IFRIC 20.

Disclosures of interest in other entities

The Company adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

Fair value measurement

The Company adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The adoption of IFRS 13 did not have an effect on the consolidated financial statements for the current period except for additional disclosures in note 21.

Consolidated financial statements

The Company adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation – Special Purpose Entities.

Based on the Company’s analysis, IFRS 10 did not have an impact on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the Company’s subsidiaries or investees.

3.        REVENUE

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Copper concentrate	64,911	68,450	121,337	117,691
Copper cathode	-	1,805	33	1,877
Total copper sales	64,911	70,255	121,370	119,568
Molybdenum concentrate	2,517	3,264	5,252	8,554
Silver contained in copper concentrate	763	858	1,719	1,608
	68,191	74,377	128,341	129,730

4.        COST OF SALES

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
		(Restated		(Restated
		note 20)		note 20)
Direct mining costs	45,145	33,389	85,159	67,751
Depreciation	8,331	4,928	14,710	8,671
Treatment and refining costs	4,085	3,828	7,497	6,589
Transportation costs	4,397	3,935	7,730	7,069
Changes in inventories of finished goods and work in process	1,641	8,539	(4,561)	(435)
	63,599	54,619	110,535	89,645

Cost of sales consists of direct mining costs (which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, repair & maintenance costs, operating supplies and external services), depreciation, and offsite costs comprised of treatment & refining costs and transportation costs.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

5.        OTHER OPERATING EXPENSES (INCOME)

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Realized loss on copper derivative instruments	3,074	905	6,147	2,594
Unrealized loss (gain) on copper derivative instruments	(4,830)	(1,470)	(6,815)	14,014
Loss on sale of property, plant and equipment	-	-	-	73
Management fee income	(282)	(255)	(563)	(510)
Other income	-	-	(430)	-
	(2,038)	(820)	(1,661)	16,171

6.        WRITE-DOWN OF MARKETABLE SECURITIES

During the period ended June 30, 2013, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $4,363 and $13,750 (2012 – nil) in profit or loss for the three and six month periods ended June 30, 2013 to reflect this write down.

7.        FINANCE EXPENSES

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Interest expense	5,261	3,369	7,003	7,146
Accretion on PER	500	522	1,051	1,118
	5,761	3,891	8,054	8,264

8.        FINANCE INCOME

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Interest income	1,952	1,915	3,393	3,816
Realized income on dual currency deposits	87	1,695	354	1,807
Unrealized income on dual currency deposits	-	97	-	268
Gain on sale of marketable securities	13	642	47	877
	2,052	4,349	3,794	6,768

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

9.        INCOME TAX

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
		(Restated		(Restated
		note 20)		note 20)
Current expense (recovery)	(7,695)	2,622	(7,395)	6,692
Deferred expense (recovery)	7,775	2,283	8,942	(2,405)
	80	4,905	1,547	4,287

10.      OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2013	2012
Current:
Capped floating rate notes	-	10,023
Copper put option contracts	4,105	1,776
Marketable securities – available for sale	3,166	7,196
Promissory note	7,088	10,820
Short-term investments	-	50
	14,359	29,865
Long-term:
Capped floating rate notes	-	10,067
Subscription receipts	3,850	7,100
Reclamation deposits	25,574	25,728
Promissory note	54,586	59,842
	84,010	102,737

11.      INVENTORIES

	June 30,	December 31,
	2013	2012
		(Restated note
		20)
Work in process	6,519	4,065
Finished goods:
Copper concentrate	7,245	5,288
Molybdenum concentrate	416	265
Materials and supplies	25,029	17,832
	39,209	27,450

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

12.      PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP [3]	Total
Cost
At December 31, 2012 (Restated – note 20)	162,772	379,400	181,596	723,768
Additions	8,995	72	67,658	76,725
Rehabilitation cost asset [2]	(25,232)	-	-	(25,232)
Capitalized interest	-	-	2,546	2,546
Disposals	-	(2,162)	-	(2,162)
New Mine Allowance credit	-	(652)	-	(652)
Transfers between categories [3]	-	227,014	(227,014)	-
At June 30, 2013	146,535	603,672	24,786	774,993
Accumulated depreciation and impairments
At December 31, 2012 (Restated – note 20)	23,043	58,621	-	81,664
Depreciation	4,187	11,073	-	15,260
Disposals	-	(2,162)	-	(2,162)
At June 30, 2013	27,230	67,532	-	94,762
Carrying amounts
At December 31, 2012	139,729	320,779	181,596	642,104
At June 30, 2013	119,305	536,140	24,786	680,231

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period. The decrease in PER (Provision for environmental rehabilitation) during the period was driven by market discount rate changes.
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

13.      OTHER FINANCIAL LIABILITIES

	June 30,	December 31,
	2013	2012
Current:
Royalty obligations	7,088	10,820
Deferred revenue – royalty obligation	175	175
	7,263	10,995
Long-term:
Royalty obligations	28,052	34,759
Income tax obligations	272	272
Restricted share units	259	-
Deferred revenue – royalty obligation	44	131
	28,627	35,162

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

14.      DEBT

	June 30, 2013		December 31, 2012

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	13,216	13,136	10,755	10,700
Secured equipment loans	10,670	10,494	7,312	7,276
	23,886	23,630	18,067	17,976
Long-term:
Senior notes	205,663	208,782	193,970	190,897
Capital leases	35,289	35,074	24,486	24,359
Secured equipment loans	21,286	20,935	16,337	16,256
	262,238	264,791	234,793	231,512

Fair value of capital leases and equipment loans has been measured through discounting future cashflows at a rate of 6%. All debt instruments are classified as a level 2 financial instrument (note 21).

The Company has entered into new equipment loans during the three month period ended June 30, 2013 for $10,733. The equipment loans are repayable in monthly installments and bear fixed interest rates ranging from 5.48% to 6.12% and have maturity dates out to 2018.

15.      EQUITY

(a) Share capital

The Company’s authorized share capital consists of an unlimited number of common shares with no par value. As at June 30, 2013, there were 192,561,555 common shares issued and outstanding.

(b) Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. The Company’s normal course issuer bid terminated on February 2, 2013. A total of 6,644,440 common shares were repurchased during 2012 under the normal course issuer bid for $20,897. All shares were purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. There were no additional repurchases in 2013.

(c) Share-Based Compensation

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSU’s vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSU’s to directors. The DSU’s were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at June 30, 2013 was 133,333 units. An expense of $259 and gain of $118 has been recognized for the six and three month period ended June 30, 2013, respectively.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16.      COMMITMENTS AND CONTINGENCIES

(a) Commitments

At June 30, 2013, capital commitments totaled $8.9 million on a 100% basis. At June 30, 2013, the Company’s share of total capital commitments was $6.7 million and operating commitments totaled $14.6 million.

(b) Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at June 30, 2013, this debt totaled $64,674 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $31,956 on a 75% basis.

17.      SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
		(Restated)		(Restated)
Change in non-cash working capital items
Accounts receivable	14,430	(35,534)	5,186	(7,124)
Inventories	(2,958)	9,067	(11,759)	(519)
Accounts payable and accrued liabilities	7,273	(8,219)	7,492	3,892
Interest payable	621	(3,798)	167	4
Deferred revenue – royalty obligation	(44)	(44)	(88)	(88)
Other	1,369	27	(1,836)	630
	20,691	(38,501)	(838)	(3,205)
Operating cash flows – other items
Non cash items
Realized loss on copper derivative instruments	3,074	905	6,147	2,594
Loss on sale of property, plant and equipment	-	-	-	73
Reclamation expenditures	-	(17)	(104)	(24)
Change in long-term prepaids	(346)	44	(4,038)	165
	2,728	932	2,005	2,808
Investing cash flows – other items
Net cash reinvested in reclamation deposit	(196)	(505)	(412)	(785)
Other	-	(40)	-	(40)
	(196)	(545)	(412)	(825)
Non-cash investing and financing activities
Assets acquired under capital lease	10,043	6,684	19,915	14,765
Interest earned on promissory note	(895)	(997)	(1,832)	(2,023)
Interest expense on royalty obligation	191	245	382	490
Royalty obligation settled by promissory note	-	-	(10,820)	(8,190)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

18.      FINANCIAL RISK MANAGEMENT

Summary of derivatives

	Notional amount	Strike price	Term to maturity	Fair value
At June 30, 2013
Commodity contracts
Copper put option contracts	26.5 million lbs	US$2.75	Q3-Q4 2013	1,423
Copper put option contracts	12.0 million lbs	US$3.00	Q1 2014	2,682

19.      RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended June 30,		six months ended June 30
	2013	2012	2013	2012
Hunter Dickinson Services Inc.:
General and administrative expenses	566	503	967	894
Exploration and evaluation expenses	313	122	428	277
	879	625	1,395	1,171
Gibraltar joint venture:
Other operating income (management fee)	282	255	563	510
Reimburseable compensation expenses	66	39	111	72
	348	294	674	582

	Balance due from (to) as at
	June 30,	December 31,
	2013	2012
Hunter Dickinson Services Inc.	(76)	(59)
Gibraltar joint venture	112	(41)

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for these expenses.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

20.      TRANSITION TO IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

In accordance with the transitional provisions of IFRIC 20, this new policy has been applied prospectively from the start of the comparative period, being January 1, 2012. As a result of the adoption of the interpretation, the adjustments outlined below were made to the financial statements.

As at December 31, 2012
	As previously	IFRIC 20
Description	reported	adjustments	Adjusted balance

Property, Plant & Equipment – Mineral
Properties
December 31, 2012 closing balance	631,997	-	-
Additions under IFRIC 20	-	10,908	-
Amortization under IFRIC 20	-	(801)	-
Adjusted December 31, 2012 closing balance	631,997	10,107	642,104

Inventory
December 31, 2012 closing balance	27,556	-	-
IFRIC 20 capitalization and amortization impact	-	(106)	-
Adjusted December 31, 2012 closing balance	27,556	(106)	27,450

For the three month period ended June 30, 2012
Consolidated Statements of Comprehensive Loss
Income after tax	3,315	-	-
Additional capitalized stripping	-	4,926	-
Capitalized stripping amortization	-	(121)	-
Cost of sales	-	(1,058)	-
Sub-total	3,315	3,747	7,062
Tax effect of adjustments at 35%	-	(1,301)	-
Adjusted earnings/(Loss) after tax	3,315	2,446	5,761

For the six month period ended June 30, 2012
Consolidated Statements of Comprehensive Loss
Loss after tax	(5,029)	-	-
Additional capitalized stripping	-	7,812	-
Capitalized stripping amortization	-	(168)	-
Cost of sales	-	(692)	-
Sub-total	(5,029)	6,952	1,923
Tax effect of adjustments at 35%	-	(2,415)	-
Adjusted earnings/(loss) after tax	(5,029)	4,537	(492)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

For the year ended December 31, 2012
Consolidated Statements of Comprehensive Loss
Loss after tax	(15,665)	-	-
Additional capitalized stripping	-	10,908	-
Capitalized stripping amortization	-	(801)	-
Cost of sales	-	(106)	-
Sub-total	(15,665)	10,001	-
Tax effect of adjustments at 35%	-	(3,475)	-
Adjusted earnings/(Loss) after tax	(15,665)	6,526	(9,139)

Equity
June 30, 2012 closing balance	479,324	-	-
Retained earnings impact	-	4,537	-
Adjusted June 30, 2012 closing balance	479,324	4,537	483,861

The impact on operating activities within the Statements of Cash Flows in addition to net earnings were $168 increase in depreciation, $692 increase in net change in non-cash working capital and $2,415 increase in income tax expense for the six month periods ended June 30, 2012.

The effect on earnings per share related to the December 2012 restatement was an increase of $0.03 per share. There was no impact on the January 1, 2012 consolidated balance sheet from the adoption of IFRIC 20. The effect on earnings per share for the three and six month periods ended June 30, 2012 was an increase of $0.02 and $0.01 per share respectively.

The impact, post tax, on net loss for the three and six month period ended June 30, 2013 was a decrease of $2.8 million and $4.3 million, respectively. The impact, post tax, on earnings per share for the three and six month periods ended June 30, 2013 was an increase of $0.01 and $0.02, respectively.

21.      FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
June 30, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	4,105	-	4,105
Available-for-sale financial assets
Shares	2,485	-	-	2,485
Subscription receipts	-	-	3,850	3,850
Reclamation deposits	25,574	-	-	25,574
	28,059	4,105	3,850	36,014
December 31, 2012
Financial assets designated at FVTPL
Copper put option contracts	-	1,776	-	1,776
Available-for-sale financial assets
Shares	7,196	-	-	7,196
Capped floating rate notes	-	20,090	-	20,090
Subscription receipts	-	-	7,100	7,100
Reclamation deposits	25,728	-	-	25,728
	32,924	21,866	7,100	61,890

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at June 30, 2013.

The subscription receipts have been written down, to reflect fair value, by $1,650 and $6,150 for the three and six month periods ended June 30, 2013 (2012 – nil).